

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 17, 2009

Mr. John Labate
Chief Financial Officer
Golden Star Resources Ltd.
10901 West Toller Drive, Suite 300
Littleton, Colorado 80127-6312

> **Re: Golden Star Resources Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **Response Letter Dated June 3, 2009**
> **File No. 1-12284**

Dear Mr. Labate:

We have reviewed the above filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Description of Properties, page 30

1. We note your response to our prior comment 1 and your statement that the company's determined that "none of the exploration properties outside of Ghana are deemed to be material to the Company at this time." Please confirm that, as it relates to the exploration properties outside of Ghana, the effect of compliance with rules and regulation regarding the protection of the environment upon your capital expenditures, earnings and competitive position are not material. See Item 102(c)(vii) of Regulation S-K. In addition, please confirm that in future filings you will include in this section, the information provided in the last two sentences of the first paragraph of your response.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Douglas Brown at (202) 551-3265 or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director